SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                            NETWORK SOLUTIONS, INC.
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                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
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                         (Title of Class of Securities)


                                   64121Q102
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                                 (CUSIP Number)


                             Douglas E. Scott, Esq.
                   Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                              San Diego, CA 92121
                                 (858) 826-7325
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                              San Diego, CA 92121
                              Tel: (858) 546-6000


                                JANUARY 19, 2000
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               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

CUSIP No. 64121Q102

1       NAMES OF REPORTING PERSONS:                  Science Applications
                                                     International Corporation
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSONS:                                           95-3630868

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)
                                                                      (a) /  /
                                                                      (b) /  /
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 N/A
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
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    NUMBER OF            7    SOLE VOTING POWER                           None
      SHARES
   BENEFICIALLY          -----------------------------------------------------
    OWNED BY
  EACH REPORTING         8    SHARED VOTING POWER                   14,850,000
    PERSON WITH
                         -----------------------------------------------------

                         9    SOLE DISPOSITIVE POWER                      None

                         -----------------------------------------------------

                         10   SHARED DISPOSITIVE POWER              14,850,000

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                       14,850,000

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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        /  /

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13      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                            43.8%

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14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO
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                                  Page 2 of 12

CUSIP No. 64121Q102

1       NAMES OF REPORTING PERSONS:           SAIC Venture Capital Corporation
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSONS:                                           88-0447177

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)
                                                                      (a) /  /
                                                                      (b) /  /
------------------------------------------------------------------------------

3       SEC USE ONLY

------------------------------------------------------------------------------

4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION                            Nevada
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    NUMBER OF            7    SOLE VOTING POWER                           None
      SHARES
   BENEFICIALLY          -----------------------------------------------------
    OWNED BY
  EACH REPORTING         8    SHARED VOTING POWER                   14,850,000
    PERSON WITH
                         -----------------------------------------------------

                         9    SOLE DISPOSITIVE POWER                      None

                         -----------------------------------------------------

                         10   SHARED DISPOSITIVE POWER              14,850,000

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                       14,850,000

------------------------------------------------------------------------------

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        /  /

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13      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                            43.8%

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14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO
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                                  Page 3 of 12

ITEM 1.   SECURITY AND ISSUER.
------    -------------------

     This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock") of Network Solutions, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 505 Huntmar Park Drive, Herndon, Virginia 20170.

ITEM 2.   IDENTITY AND BACKGROUND.
------    -----------------------

          (a)-(c) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended ( the "Exchange Act"): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC" and, together with SAIC, the "Reporting Persons").

          This Schedule 13D is being filed with respect to 14,850,000 shares of Common Stock previously held directly by SAIC, the ownership of which was previously reported on Schedule 13G.

          As previously reported by SAIC in its Schedule 13G filed on February 13, 1998, and subsequently amended on March 19, 1999, SAIC directly owned 7,425,000 shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock") of the Issuer, convertible into 7,425,000 shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock") of the Issuer. On December 31, 1998, the Issuer's Board of Directors approved a two-for-one stock split of the shares of its Class A Common Stock and Class B Common Stock, that was effected in the form of a 100% stock dividend distributed on March 23, 1999 on shares of its Class A Common Stock and Class B Common Stock outstanding on February 26, 1999. As a result of the stock split, as of March 23, 1999, SAIC owned 14,850,000 shares of Class B Common Stock. On June 3, 1999, SAIC converted its 14,850,000 shares of Class B Common Stock into 14,850,000 shares of Class A Common Stock. On June 17, 1999, the Issuer filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation whereby its Class A Common Stock and Class B Common Stock were reclassified as a single class of Common Stock. Therefore, as of June 17, 1999, SAIC owned 14,850,000 shares of Common Stock.

          On January 19, 2000, SAIC effected the transfer of the 14,850,000 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution. SVCC's principal office is located at 3900 Paradise Road, Las Vegas, Nevada 89109. SVCC is a wholly owned venture capital investment subsidiary of SAIC. SAIC's principal office is located at 10260 Campus Point Drive, San Diego, California 92121. SAIC provides diversified professional and technical services and designs, develops and manufactures high-technology products.

          The following information with respect to each executive officer and director of SAIC and SVCC is set forth in Appendix A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC or SVCC for which such information is set forth above.

          (d)-(f) During the last five years, neither SAIC nor SVCC nor, to the best of their knowledge, any of the persons listed in Appendix A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC and SVCC, each of the individuals listed in Appendix A attached hereto is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------    -------------------------------------------------

          On January 19, 2000, SAIC effected the transfer of the 14,850,000 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution.

ITEM 4.   PURPOSE OF TRANSACTION.
------    ----------------------

          On January 19, 2000, SAIC effected the transfer of the 14,850,000 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution.

     (a) SAIC proposes to offer 6,700,000 shares of Common Stock of the Issuer in a public offering pursuant to a Registration Statement on Form S-3. In connection with such proposed offering by SAIC, as well as the proposed offering by the Issuer of 1,000,000 shares of its Common Stock and the proposed offering by other selling stockholders of 30,000 shares of Common Stock of the Issuer, the Issuer has filed a Registration Statement on Form S-3 and Amendment No. 1 thereto with the Commission on December 22, 1999 and December 30, 1999, respectively.

     (b)-(c)  Not applicable.

     (d) Several officers and employees of SAIC currently serve as directors of the Issuer. The Issuer has stated in its Amendment No.1 to Registration Statement on Form S-3, filed with the Commission on December 30, 1999, that it anticipates that the composition of the Issuer's board of directors will change in connection with the decrease in SAIC's percentage ownership of the Issuer's Common Stock as a result of the proposed offering by SAIC of 6,700,000 shares of Common Stock of the Issuer.

     (e)-(j)  Not applicable.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.
------    ----------------------------------------

     (a) SVCC directly owns 14,850,000 shares of Common Stock, which represent approximately 43.8% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was derived from the Issuer's Amendment No. 1 to Registration Statement on Form S-3, filed with the Commission on December 30, 1999, in which the Issuer stated that the number of shares of Common Stock outstanding as of December 15, 1999 was 33,883,707. For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

     (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 14,850,000 shares of Common Stock.

     (c)  None.

     (d)  SVCC is a wholly owned subsidiary of SAIC.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------    ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     SVCC is a wholly owned subsidiary of SAIC. Pursuant to the Registration Rights Agreement between the Issuer and SAIC, if the Issuer proposes to register any of its securities either for its own account or for the account of its other security holders, SAIC is entitled to notice of the registration and is entitled to include, at the Issuer's expense, SAIC's shares in the registration, subject to cutback by the underwriters. In addition, SAIC may require the Issuer on not more than two occasions, to register SAIC's shares. The first registration required by SAIC was effected in February 1999. The second registration required by SAIC is the registration being effected with the proposed offering discussed in Item 4(a) of this Schedule 13D. The Issuer has agreed to indemnify SAIC in connection with any such registration.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
------    --------------------------------

          Exhibit A:     Agreement as to Joint Filing of Schedule 13D, dated as
                         of January 19, 2000, between SAIC and SVCC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 19, 2000.

                              SCIENCE APPLICATIONS INTERNATIONAL CORPORATION


                              By              /S/ DOUGLAS E. SCOTT
                                   -----------------------------------------
                                                Douglas E. Scott
                                   Senior Vice President and General Counsel



                              SAIC VENTURE CAPITAL CORPORATION



                              By             /S/ IRA J. MILLER
                                   -----------------------------------------
                                               Ira J. Miller
                                                 President

                                   APPENDIX A

                        Directors and Executive Officers

     The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation ("SAIC"). To the knowledge of SAIC, each director listed below is a United States citizen.


                                                                                       NAME, PRINCIPAL BUSINESS AND
                                                                                     ADDRESS OF CORPORATION OR OTHER
                                                                                     ORGANIZATION IN WHICH EMPLOYMENT
     NAME                               PRINCIPAL OCCUPATION                                     IS CONDUCTED
     ----                               --------------------                         ---------------------------------
Sanjiv Ahuja                   President and Chief Operating Officer of              Telcordia Technologies, Inc.
                               Telcordia Technologies, Inc., a wholly                445 South St.
                               owned subsidiary of SAIC                              Morristown, NJ 07960

Duane P. Andrews               Corporate Executive Vice President and                1710 Goodrich Drive
                               Director of SAIC                                      McLean, VA 22102

J. Robert Beyster              Chairman of the Board, Chief Executive                1241 Cave Street
                               Officer, President and Director of SAIC               La Jolla, CA 92037

David A. Cox                   Executive Vice President and Director of              4242 Campus Point Court
                               SAIC                                                  San Diego, CA 92121

Wolfgang H. Demisch            Managing Director of Wasserstein Perella,             Wasserstein Perella
                               an investment bank                                    31 West 52nd Street, 27th Floor
                                                                                     New York, NY 10019

David W. Dorman                Chief Executive Officer of AT&T/BT Global             AT&T/BT Global Venture
                               Venture                                               Room 6120
                                                                                     1200 Peachtree Street, NE
                                                                                     Atlanta, GA 30339

Wayne A. Downing               Director of SAIC                                      2860 S. Circle Drive, Suite GL10
                                                                                     Colorado Springs, CO 80906

John E. Glancy                 Corporate Executive Vice President and                1241 Cave Street
                               Director of SAIC                                      La Jolla, CA 92037

Bobby R. Inman                 Director of SAIC                                      701 Brazos, Suite 500
                                                                                     Austin, TX 78701

Anita K. Jones                 Professor, Dept. of Computer Science,                 Department of Computer Science
                               University of Virginia                                Thornton Hall
                                                                                     University of Virginia
                                                                                     Charlottesville, VA 22903

Harry M. Jansen Kraemer, Jr.   President and Chief Executive Officer of              Baxter International, Inc.
                               Baxter International Inc., a health care              One Baxter Parkway
                               products, systems and services company                Deerfield, IL 60015

Claudine B. Malone             President of Financial Management                     7570 Potomac Fall Road
                               Consulting, Inc., a consulting company                McLean, VA 22102

                                  Page 8 of 12


                                                                                       NAME, PRINCIPAL BUSINESS AND
                                                                                     ADDRESS OF CORPORATION OR OTHER
                                                                                     ORGANIZATION IN WHICH EMPLOYMENT
     NAME                               PRINCIPAL OCCUPATION                                     IS CONDUCTED
     ----                               --------------------                         ---------------------------------

Stephen D. Rockwood            Executive Vice President and Director of              16701 West Bernardo Drive
                               SAIC                                                  San Diego, CA 92127

Louis A. Simpson               President and Chief Executive Officer,                Plaza Investment Managers, Inc.
                               Capital Operations of GEICO Corporation,              5951 La Sendita, Bldg. A
                               an insurance company                                  Rancho Santa Fe, CA 92067

Richard C. Smith               Chief Executive Officer of Telcordia                  445 South Street
                               Technologies, Inc., a wholly owned                    Morristown, NJ 07960
                               subsidiary of SAIC

Edward A. Straker              Executive Vice President and Director of              11251 Roger Bacon Drive
                               SAIC                                                  Reston, VA 20190

Monroe E. Trout                Director of SAIC                                      9322 Norlake Circle
                                                                                     Knoxville, TN 37922

Joseph P. Walkush              Sector Vice President and Director of SAIC            1241 Cave Street
                                                                                     La Jolla, CA 92037

John H. Warner, Jr.            Corporate Executive Vice President and                10260 Campus Point Drive
                               Director of SAIC                                      San Diego, CA 92121

Jasper A. Welch                President of Jasper Welch Associates, a               2129 Foothill Road
                               consulting firm                                       Santa Fe, NM 87505

A. Thomas Young                Director of SAIC                                      12921 Esworthy Road
                                                                                     N. Potomac, MD 20878

                                  Page 9 OF 12


     The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.


     NAME                TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
     ----                -----------------------------------------------------

Daniel W. Baldwin        Senior Vice President and Treasurer

J. Dennis Heipt          Executive Vice President, Chief Legal &
                         Administrative Officer and Corporate Secretary

Peter N. Pavlics         Senior Vice President and Controller

William A. Roper, Jr.    Executive Vice President and Chief Financial Officer
                         SAIC
                         1241 Cave Street
                         La Jolla, CA 92037

Robert A. Rosenberg      Executive Vice President
                         SAIC
                         1710 Goodridge Drive
                         McLean, VA 22102

Douglas E. Scott         Senior Vice President and General Counsel

     The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation. ("SVCC"). To the knowledge of SVCC, each director listed below is a United States citizen.


                                                                                       NAME, PRINCIPAL BUSINESS AND
                                                                                     ADDRESS OF CORPORATION OR OTHER
                                                                                     ORGANIZATION IN WHICH EMPLOYMENT
     NAME                               PRINCIPAL OCCUPATION                                     IS CONDUCTED
     ----                               --------------------                         ---------------------------------
J. Robert Beyster (Chairman)   Chairman of the Board, Chief Executive                1241 Cave Street
                               Officer, President and Director of SAIC               La Jolla, CA 92037

J. Dennis Heipt                Executive Vice President, Chief Legal &               10260 Campus Point Drive
                               Administrative Officer and Corporate                  San Diego, California 92121
                               Secretary of SAIC

William A. Roper, Jr.          Executive Vice President and Chief                    1241 Cave Street
                               Financial Officer of SAIC                             La Jolla, CA 92037

Douglas E. Scott               Senior Vice President and General                     10260 Campus Point Drive
                               Counsel of SAIC                                       San Diego, California 92121


                                 Page 10 of 12

     The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors. To the knowledge of SVCC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each officer named below is c/o SAIC Venture Capital Corporation., 3900 Paradise Road, Las Vegas, Nevada 89109.


     NAME                TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
     ----                -----------------------------------------------------

Ira J. Miller            President and Treasurer

                                   EXHIBIT A

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Network Solutions, Inc. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 19, 2000


                                SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                By          /S/ DOUGLAS E. SCOTT
                                   -------------------------------------------
                                             Douglas E. Scott
                                     Senior Vice President and General Counsel



                                SAIC VENTURE CAPITAL CORPORATION



                                By          /S/ IRA J. MILLER
                                   -------------------------------------------
                                             Ira J. Miller
                                               President